

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

John L. Higgins
President and Chief Executive Officer
Ligand Pharmaceuticals Incorporated
11085 North Torrey Pines Road
La Jolla, CA 92037

  Re: Ligand Pharmaceuticals Incorporated
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 3, 2010
     File No. 001-33093

Dear Mr.Higgins:

  We have completed our review of your filing and have no further comments at this time.

       Sincerely,

       Joel Parker
       Accounting Branch Chief